SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


                                                 Commission File Number

(Check One):

 |_| Form 10-K and Form 10-KSB    |_| Form 11-K
 |_| Form 20-F                    |X| Form 10-Q and 10-QSB       |_| Form N-SAR

     For period ended: ___________________________

     [ ] Transition Report on Form 10-K and Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [X] Transition Report on Form 10-Q and Form 10-QSB
     [ ] Transition Report on Form N-SAR

     For the transition period ended: September 30, 1996

         Read Attached Instruction Sheet Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________



                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant      Eye Technology, Inc.
Former name if applicable
Address of principal executive office (Street and Number)  1983 Sloan Place
City, State and Zip Code                                   St. Paul, MN 55175



                                    PART II
                            RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [ ]   (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [_]   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.



                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

      Continued computer system problems have caused a delay in completing the 10-QSB. We request an additional 15 days following the prescribed due date.



                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

        Randy Gestson                   (612)                   774-9060
            (Name)                   (Area Code)           (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               |X| Yes   |_| No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |_| Yes   |X| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Eye Technology, Inc.
                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 14, 1996              By /s/ Randy Gestson
                                       --------------------------------------